NO. 70-9839


                        SECURITIES AND EXCHANGE COMMISSION
                               Washington, D. C. 20549

                                 AMENDMENT NO. 4*
                                       TO
                               APPLICATION/DECLARATION
                                       ON
                                    FORM U-1
                                   UNDER THE
                     PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                                 Northeast Utilities
                        Western Massachusetts Electric Company
                                 174 Brush Hill Road
                             West Springfield, MA  01089

                          The Connecticut Light and Power Company
                                  107 Selden Street
                                   Berlin, CT 06037

      (Names of companies filing this statement and addresses of principal executive offices)

                               NORTHEAST UTILITIES
                     (Name of top registered holding company)

                                Cheryl W. Grise
                Senior Vice President, Secretary and General Counsel
                      Northeast Utilities Service Company
                               107 Selden Street
                               Berlin, CT 06037
                     (Name and address of agent for service)

    The Commission is requested to mail signed  copies of all orders, notices and communications to:

             Jeffrey C. Miller, Esq.            David R. McHale
             Assistant General Counsel          Vice President and Treasurer
             Northeast Utilities Service        Northeast Utilities Service
             Company                            Company
             107 Selden Street                  107 Selden Street
             Berlin, CT 06037                   Berlin, CT 06037

* The previous amendment in this file (filed March 20, 2001) was inadvertently labeled as Amendment No. 2 when in fact it should been labeled Amendment No. 3.



The Application/Declaration in this File is hereby amended to add the following exhibit:

ITEM 6

EXHIBITS AND FINANCIAL STATEMENTS

(asterisked (*) items have already been filed in this Application)

30. (a) Exhibits

D. Temporary Order of the Connecticut Department of Public Utility Control dated March 16, 2001

F.  Opinion of Counsel*

H.  Proposed Form of Notice*

J.  CL&P Mortgage Indenture Dividend Covenant*

K.  Common Equity Ratios*

K.1 Revised Common Equity Ratios*

L.  Amortization Schedule for RRBs*

   (b) Financial Statements*

1  Northeast Utilities and Subsidiaries (consolidated)*

   1.1 Balance Sheet, per books and pro forma, as of September 30, 2000.

   1.2  Statement of Income, per books and pro forma, for 12 months
        September 30, 2000 and capital structure, per books and pro forma, as of September 30, 2000.

2  The Connecticut Light and Power Company*

   2.1  Balance Sheet, per books and pro forma, as of September 30, 2000

   2.2 Statement of Income and Surplus, per books and pro forma, for 12 months ended September 30, 2000 and capital structure, per books and pro forma, as of September 30, 2000.

3  Western Massachusetts Electric Company*

   3.1 Balance Sheet, per books and pro forma, as of September 30, 2000.

   3.2 Statement of Income and Surplus, per books and pro forma, for 12 months ended September 30, 2000 and capital structure, per books and pro forma, as of September 30, 2000.


                                SIGNATURES

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

                                NORTHEAST UTILITIES
                                WESTERN MASSACHUSETTS ELECTRIC COMPANY
                                THE CONNECTICUT LIGHT AND POWER COMPANY


                                By:    /S/ Cheryl W. Grise
                                Name:  Cheryl W. Grise
                                Senior Vice President, Secretary and General
                                Counsel
                                as Agent for the above named companies.

                                Date: April 12, 2001